1 North Brentwood Boulevard 15th Floor St. Louis, Missouri 63105	Phone: 314.854.8000 Fax: 314.854.8003 www.Belden.com

November 13, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Terence O’Brien

Re:	Belden Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 23, 2015
Form 10-Q for Fiscal Quarter Ended September 27, 2015
Filed November 3, 2015
File No. 1-12561

Dear Mr. O’Brien:

In this letter, we have included Belden’s responses to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated November 10, 2015. Set forth below is the Staff’s comment, in bold, together with our response. All references to page numbers in this letter correspond to pagination in the filings referenced above.

Form 10-Q for the Fiscal Quarter ended September 27, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends and Events, page 25

1.

We note that in your second quarter you revised your revenue outlook, partly due to your industrial platforms in combination and that you expect on a full year basis those would be down by 3%. Based on your discussion in your second quarter earnings release and reaffirmed in your third quarter earnings call, it appears that a strong US dollar, impact of lower energy prices, and the Chinese economy are impacting those segments. These factors continued to impact your operations for which you further indicate in your third quarter earnings release that you “don’t see a meaningful recovery in oil prices next year….and we don’t see any sort of snapback out of China.” Given the above, it appears that there are known trends and uncertainties that could materially impact your operations related to your industrial segments. As such, please expand your disclosures to highlight the factors that are impacting and expected to continue to impact your industrial platforms. See Item 303(a)(3) of Regulation S-K.

Response:

In future filings, we will expand our Trends and Events disclosures within Management’s Discussion and Analysis to highlight the factors that are materially impacting and expected to continue to materially impact our industrial platforms, including the impact of a stronger U.S. dollar, lower energy prices, the demand environment in China, and any other material trends.

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Securities and Exchange Commission

November 13, 2015

In connection with responding to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to any of the foregoing, please feel free to contact me at 314-854-8046 or via email at henk.derksen@belden.com, or Doug Zink, Vice President and Chief Accounting Officer, at 314-854-8025 or via email at doug.zink@belden.com.

Sincerely,

/s/ Henk Derksen
Henk Derksen
Senior Vice President, Finance, and Chief Financial Officer